One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Mark C. Kanaly	Direct Dial: 404-881-7975	Email: mark.kanaly@alston.com

May 8, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. David Lin

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.

Registration Statement on Form S-4

Filed April 5, 2017

File No. 333-217163

Dear Mr. Lin:

On behalf of Southern National Bancorp of Virginia, Inc. (the “Company”), set forth below is the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to the Company dated May 2, 2017 related to the Registration Statement on Form S-4 (File No. 333-217163) (the “Registration Statement”), filed by the Company with the Commission on April 5, 2017.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We are supplementally providing a blacklined copy of the Registration Statement, marked to show the changes from the Registration Statement as filed on April 5, 2017.

For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and is followed by the corresponding response of the Company.

The Merger

Opinion of SONA’s Financial Advisor, page 53

1.	Please revise to quantify the fee payable to FIG Partners for delivery of its fairness opinion. Also please quantify the portion of the fee that is contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Mr. David Lin

Southern National Bancorp of Virginia, Inc.

Response:

The Company paid FIG Partners LLC $250,000 in connection with FIG Partners delivery of its fairness opinion to the Company. The Company is obligated to pay FIG Partners an additional fee of 1.0% of the aggregate purchase price upon completion of the merger, which at the time of the announcement of the proposed merger, was approximately $1.8 million. The disclosure in the Registration Statement has been revised in response to the Staff’s comment. Please refer to page 54 of Amendment No. 1.

2.	On page 55 you disclose that the financial advisor for SONA, FIG Partners, received certain financial projections from EVBS’ management. Similarly, on page 63 you disclose that the financial advisor for EVBS, Sandler O’Neill, received certain projections from SONA’s management, including estimated long-term annual earnings and balance sheet growth rates. Please disclose all material projections provided by EVBS and SONA to the other party’s financial advisor.

Response:

SONA’s management provided FIG Partners and Sandler O’Neill with a consolidated budget that projected, among other items, net income, total assets, total loans, total deposits and total shareholders’ equity for fiscal year 2016. SONA’s management also provided FIG Partners and Sandler O’Neill with a financial forecast of SONA’s annual growth rates for fiscal years 2018 to 2020. Additionally, EVBS’s management provided FIG Partners and Sandler O’Neill with a consolidated budget that projected, among other items, net income, total assets, total loans, total deposits and total shareholders’ equity for fiscal year 2016. Although the financial projections were provided to the financial advisors, at the time the financial advisors delivered their final fairness opinions in December 2016, the advisors relied on more current financial information in their analyses instead of the projected budgeted numbers that had been previously provided. Because the financial projections were no longer material to the financial advisors’ analyses, the financial projections were not included in the Registration Statement. However, the financial forecasts of SONA’s growth rates for fiscal years 2018 to 2020 were used by the financial advisors, and the Registration Statement has been revised to include the financial forecasts. Please refer to the new disclosure beginning on page 72 of Amendment No. 1.

Interests of Certain EVBS Directors and Executive Officers in the Merger

Director and Executive Officer Appointments, page 74

3.	Please file written consents for each EVBS director who will become a director of SONA after the merger, as required by Securities Act Rule 438.

Mr. David Lin

Southern National Bancorp of Virginia, Inc.

Response:

The Company has filed the written consents for each EVBS director who will become a director of SONA after the merger as Exhibit 99.5 to Amendment No. 1.

Exhibits

Exhibit 8.1      Opinion of Alston & Bird LLP

Exhibit 8.2      Opinion of Troutman Sanders LLP

4.	To the extent that counsel intends to provide a short form opinion, then please have each counsel revise its respective opinion to state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences” is counsel’s opinion and make conforming revisions to the tax disclosure in the prospectus. Otherwise, if the opinion is intended to be provided in long form, then have each counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response

Each of Alston & Bird LLP and Troutman Sanders LLP intends to provide a short form opinion. Accordingly, the tax opinions filed as Exhibits 8.1 and 8.2 to the Registration Statement have been revised to state that the discussion in the prospectus under “Material U.S. Federal Income Tax Consequences” is counsel’s opinion. The revised legal opinions have been filed as Exhibits 8.1 and 8.2 to Amendment No. 1.

Thank you for your prompt attention the Company’s responses. If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please do not hesitate to contact me at (404) 881-7975.

Very truly yours,

/s/ Mark C. Kanaly
Mark C. Kanaly

cc:	Georgia S. Derrico, Chairman and Chief Executive Officer, Southern National Bancorp of Virginia, Inc.